3/17/06 *

06008334

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50777

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Arapaho Partners, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

390 Park Avenue, 18th Floor
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laurie Fredericks, Chief Financial Officer **212-224-7390**
(Area Code – Telephone No.)

PROCESSED
APR 14 2006
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH, D.C.
203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

4/13/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eugene M. Mannella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Arapaho Partners, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ENEROLIZA PAULINO
Notary Public - State of New York
No. 01PA6110132
Qualified in Bronx County
My Commission Expires May 25, 2008

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Arapaho Partners, LLC

December 31, 2005
with Report of Independent Registered Public Accounting Firm

Arapaho Partners, LLC

Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Members of
Arapaho Partners, LLC

We have audited the accompanying statement of financial condition of Arapaho Partners, LLC (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Arapaho Partners, LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 21, 2006

Arapaho Partners, LLC

Statement of Financial Condition

December 31, 2005

Assets	
Cash	$ 46,722
Other receivables	637
Prepaid expenses	9,041
Other assets	5,450
Total assets	$ 61,850
Liabilities and members' equity	
Accrued expenses and other liabilities	$ 24,062
Members' equity	37,788
Total liabilities and members' equity	$ 61,850

See notes to statement of financial condition.

Arapaho Partners, LLC

Notes to Statement of Financial Condition

December 31, 2005

1. Organization

Arapaho Partners, LLC (the "Company") was formed under the laws of the state of Delaware as a limited liability company. The Company registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc ("NASD"). The objective of the Company is to earn fees by acting as a selling agent for private placement securities or direct participation interests in other investment vehicles. Accordingly, the Company does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with its selling activities.

The Company shall continue until March 17, 2023, unless the Company is dissolved before such date in accordance with the provisions of the Company agreement.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and disclosures in the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Company is treated as an unincorporated business for local tax purposes. While local taxes have been provided at statutory rates, the Company is not subject to Federal or state taxation. Federal and state income taxes are the responsibility of the individual members.

Placement Fees

The Company, from time to time, enters into agreements with counterparties in the capacity of a selling agent to solicit investors for new funds. Pursuant to these agreements, in exchange for services provided, the Company is compensated with an amount that is usually calculated as a percentage of the capital committed by third parties. Placement Fees are recognized as the related services are provided and the new investors commit capital to the fund.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission. The Company's minimum net capital requirement is the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Also, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the Rule. At December 31, 2005, the Company had net capital, as defined, of $22,660 exceeding requirements by $17,660. The Company's ratio of aggregate indebtedness to net capital was 1.06 to 1.

4. Fair Value of Financial Instruments

The fair value of Company's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.